                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2002

                                       OR

             [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

For the transition period from  _______ to _______


Commission file number:  1-5418


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    PITTSBURGH DIVISION PROFIT SHARING PLAN,
                                   AS AMENDED

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 SUPERVALU INC.
                             11840 Valley View Road
                          Eden Prairie, Minnesota 55344

                        FINANCIAL STATEMENTS AND EXHIBITS

     The following financial statements of Pittsburgh Division Profit Sharing Plan, as Amended are included herein:

1.     Independent Auditors' Report of KPMG LLP dated August 7, 2002.

2. Statements of Net Assets Available for Plan Benefits February 28, 2002 and 2001.

3. Statements of Changes in Net Assets Available for Plan Benefits Years Ended February 28, 2002 and 2001.

4. Notes to the Financial Statements for the Years Ended February 28, 2002 and 2001.

EX-23  Independent Auditors' Consent of KPMG LLP.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Pittsburgh Division Profit Sharing Plan as Amended has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      PITTSBURGH DIVISION PROFIT SHARING PLAN,
                                      AS AMENDED

DATE: August 21, 2002                 By: SUPERVALU INC., the plan administrator


                                          By: /s/ Pamela K. Knous
                                              -------------------
                                              Pamela K. Knous
                                              Executive Vice President and
                                              Chief Financial Officer

                               PITTSBURGH DIVISION
                               PROFIT SHARING PLAN

                              Financial Statements

                           February 28, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                               PITTSBURGH DIVISION
                               PROFIT SHARING PLAN

                                Table of Contents

                                                                            Page
Independent Auditors' Report                                                  1
Statements of Net Assets Available for Plan Benefits                          2
Statements of Changes in Net Assets Available for Plan Benefits               3
Notes to Financial Statements                                                 4

                          Independent Auditors' Report

The Administrative Committee
SUPERVALU INC.
Eden Prairie, Minnesota:

We have audited the accompanying statements of net assets available for Plan benefits of the Pittsburgh Division Profit Sharing Plan (the Plan) as of February 28, 2002 and 2001, and the related statements of changes in net assets available for Plan benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of February 28, 2002 and 2001, and the changes in net assets available for Plan benefits for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

August 7, 2002

                               PITTSBURGH DIVISION
                               PROFIT SHARING PLAN

              Statements of Net Assets Available for Plan Benefits

                           February 28, 2002 and 2001

                                                                  2002            2001
                                                              ------------    ------------
Assets:
     Investments in SUPERVALU INC. 401(k) Master Trust,
        at fair value                                         $ 53,388,787      54,595,374
     Contribution receivable from employer                       1,596,138       1,300,423
Liabilities:
     Expenses payable                                              (10,457)        (17,136)
                                                              ------------    ------------
                 Net assets available for Plan benefits       $ 54,974,468      55,878,661
                                                              ============    ============

See accompanying notes to financial statements.

                               PITTSBURGH DIVISION
                               PROFIT SHARING PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                  Fiscal years ended February 28, 2002 and 2001

                                                                         2002            2001
                                                                     ------------    ------------
Additions:
     Investment income (loss) from SUPERVALU INC. 401(k)
        Master Trust:
           Interest and dividends                                    $    400,100         398,529
           Net appreciation (depreciation) in fair market value of
              investments                                               1,177,137      (1,124,586)
                                                                     ------------    ------------
                                                                        1,577,237        (726,057)
     Contributions:
        Employer                                                        1,600,349       1,298,298
                                                                     ------------    ------------
                 Total additions                                        3,177,586         572,241
                                                                     ------------    ------------
Deductions:
     Distributions to participants                                     (3,834,212)     (3,601,068)
     Administrative expenses                                             (247,567)       (180,945)
                                                                     ------------    ------------
                 Total deductions                                      (4,081,779)     (3,782,013)
                                                                     ------------    ------------
Transfers to other plans within the Master Trust, net                          --         (15,345)
                                                                     ------------    ------------
                 Net decrease                                            (904,193)     (3,225,117)

Net assets available for Plan benefits:
     Beginning of year                                                 55,878,661      59,103,778
                                                                     ------------    ------------
     End of year                                                     $ 54,974,468      55,878,661
                                                                     ============    ============

See accompanying notes to financial statements.

                              PITTSBURGH DIVISION
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001

(1)    Summary Description of the Plan

       The following description of the Pittsburgh Division Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary Plan description for a more complete description of the Plan's provisions.

       The Plan, amended and restated February 23, 1997, was originally established on December 31, 1961 as a defined contribution profit sharing plan for all full-time employees of the Pittsburgh Division of SUPERVALU INC. (the Company).

       Under provisions of the Plan, as amended, all nonunion full-time employees of the Company who are 21 years of age or older are eligible to participate in the Plan after completing one year of eligible service, and all union employees who are 20 years old and have completed six months of service. Contributions to the Plan are determined each year at the discretion of the Retirement Committee of the Company and are limited to the amount deductible for federal income tax purposes. The Company's contribution is allocated among the participants based on the ratio of each participant's compensation, weighted for length of service, to total weighted compensation for all participants for the year, except that a participant's allocation may not exceed the lesser of 25% of the participant's compensation or $30,000 as adjusted for cost-of-living increases in accordance with Section 415(d) of the Internal Revenue Code. Separate accounts are maintained for each participant.

       The Plan provides that the Administrative Committee, solely at its discretion, may elect to implement nondeductible voluntary contributions which would allow Plan participants to contribute to the Plan a sum not to exceed 10% of the participant's applicable compensation during the Plan year. The Administrative Committee has not elected this option; therefore, no participant contributions have been made. Participant and employer contributions may be directed into one or more of the nine funds within the SUPERVALU INC. 401(k) Master Trust (the 401(k) Master Trust):
       (a) the Principal Conservation Fund, (b) the Equity Index Fund, (c) the Brinson Global Equity Fund, (d) the Wedge Small Cap Fund, (e) the SUPERVALU Common Stock Fund, (f) the Roxbury Mid Cap Equity Fund, (g) the Nicholas Applegate International Equity Fund, (h) the Harbor Capital Appreciation Fund, and (i) the Knappenberger Bayer Emerging Growth Fund.

       The Plan accounts of participants within the 401(k) Master Trust are consolidated resulting in each participant having only one account within the Master Trust. Therefore, participant movement between plans results in asset transfers within the Master Trust. Transfers to other plans of $15,345 in fiscal 2001 reflect the net result of this activity in the Plan.

                                                                     (Continued)

                              PITTSBURGH DIVISION
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001

       All amounts contributed by employees, if allowed, would be 100% vested at all times. Participants become vested with respect to employer contributions based upon the following graduated scale:

                                                        Vested portion of
                                                          participant's
                      Years of vesting service               account
                 ----------------------------------    -------------------

                 Less than 2 years                              0%
                 2 years but less than 3 years                 10%
                 3 years but less than 4 years                 25%
                 4 years but less than 5 years                 40%
                 5 years but less than 6 years                 60%
                 6 years but less than 7 years                 80%
                 7 years or more                              100%

       Regardless of years of vested service, a Plan participant will automatically become fully vested in employer contributions upon reaching the age of 60, or upon death, disability, or Plan termination.

       Forfeitures of nonvested amounts shall be allocated to the remaining participants in the same manner as the Company's annual contribution.

       Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant's account would immediately vest and the balance would be distributed to the participant in full upon termination.

       Benefits under the Plan are payable in a lump sum.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The financial statements of the Plan are presented on the accrual basis of accounting.

       (b)    Investments

              Investment assets of the Plan are stated at current fair value. Investments in various funds represent the Plan's pro-rata share of the quoted market value of the fund's net assets as reported by the Trustee.

              Purchases and sales of securities are recorded on a trade-date basis.

       (c)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets

                                                                     (Continued)

                              PITTSBURGH DIVISION
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001

             available for Plan benefits during the reporting period. Actual results could differ from those estimates.

       (d)   Reclassifications

             Certain prior years' amounts have been reclassified to conform with the current year presentation.

       (e)   Expenses

             The reasonable expenses of administering the Plan shall be payable out of the Plan's funds except to the extent that the Company, in its discretion, directly pays the expenses. In fiscal 2002 and 2001, SUPERVALU did pay certain expenses on behalf of the Plan.

       (f)   Risk and Uncertainties

             The Plan provides for various investment fund options. Investment securities are exposed to various risks, such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

(3)    Trustee

       Bankers Trust Company (the Trustee) has been appointed as the Trustee and custodian of the Plan's assets. The trust agreement stipulates that the Trustee may resign at any time by giving 60 days' written notice to the Retirement Committee of the Company's board of directors. The Retirement Committee may remove the Trustee at any time by giving 60 days' written notice of such action to the Trustee.

(4)    Investments

       Under the terms of the trust agreement, the Trustee manages investments on behalf of the Plan. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU in the 401(k) Master Trust. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments.

       The 401(k) Master Trust administers the SUPERVALU Wholesale Employees' 401(k) Plan, the SUPERVALU Retail Employees' 401(k) Plan, the SUPERVALU Pre-tax Savings and Profit Sharing Plan, and the Pittsburgh Division Profit Sharing Plan.

       The Trustee allocates interest and investment income, and net realized gains and losses to each of the funds in the 401(k) Master Trust based on the actual performance of each fund. The Plan's assets are invested in the Principal Conservation Fund, the Equity Index Fund, the Brinson Global Equity Fund, the Wedge Small Cap Fund, the Roxbury Mid Cap Equity Fund, the Nicholas Applegate International Equity Fund, the SUPERVALU Common Stock Fund, the Harbor Capital Appreciation Fund, and the Knappenberger Bayer Emerging Growth Fund. The Trustee also maintains a Short-Term Investment Fund, which is

                                                                     (Continued)

                              PITTSBURGH DIVISION
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001

       utilized as a clearing account for transactions. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with the Department of Labor's regulations.

       The recordkeeper (Hewitt Associates LLC) allocates interest and dividends, net realized (unrealized) gains and losses, and administrative expenses to each of the plans in the 401(k) Master Trust based upon the ratio of net assets of the plan to the total net assets of the 401(k) Master Trust. Separate accounts are maintained by the recordkeeper for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan's terms.

       Fair values of investments in the 401(k) Master Trust are as follows:

                                                                     2002             2001
                                                                 -------------    -------------
       Investments at fair value:
           Collective investment fund held by:
              Principal Conservation Fund                        $ 222,936,329      177,708,803
              Equity Index Fund (BT Pyramid Equity Index Fund)     133,350,711      178,995,204
              Brinson Global Equity Fund                            19,699,173       16,011,748
              Nicholas Applegate International Equity Fund           7,395,889       12,927,818
              Harbor Cap Appreciation Fund                           9,110,720               --
              Knappenberger Bayer Emerging Growth Fund               5,758,070               --

           Common stock held by:
              Wedge Small Cap Fund                                  51,070,500       38,096,244
              Roxbury Mid Cap Equity Fund                           24,353,997       35,723,668
              SUPERVALU Common Stock Fund                           73,534,489       25,265,813

       Cash and cash equivalents                                     8,468,711        7,754,144
       Accrued income                                                  465,940          346,865
       Net settlements (payable) receivable                           (713,538)       2,356,700
       Loans receivable from participants                           16,299,353       14,717,682
                                                                 -------------    -------------
                                                                 $ 571,730,344      509,904,689
                                                                 =============    =============

                                                                     (Continued)

                              PITTSBURGH DIVISION
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001

     Investment income (loss) for the 401(k) Master Trust for the fiscal years ended February 28, 2002 and 2001 are as follows:

                                                                2002            2001
                                                            ------------    ------------
     Net realized and unrealized appreciation
         (depreciation) in fair value of investments:
            Collective investment funds                     $ (7,553,472)    (10,601,596)
            Common stock                                      30,619,676      (6,874,054)
                                                            ------------    ------------
                                                              23,066,204     (17,475,650)

     Interest                                                  3,246,272       3,253,016
     Dividends                                                 2,316,756       1,617,898
                                                            ------------    ------------
                                                            $ 28,629,232     (12,604,736)
                                                            ============    ============

     At February 28, 2002 and 2001, the Plan held 9.3% and 10.7%, respectively, of the 401(k) Master Trust assets.

(5)  Federal Income Tax Status

     The plan administrator has received a determination letter, dated April 24, 1996, from the Internal Revenue Service indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) for Plan amendments through March 7, 1996, and that the trust established in connection therewith is exempt from federal income tax under Section 501(a) of the Code. A determination letter was requested for subsequent amendments on December 14, 2001. SUPERVALU believes the Plan continues to meet the requirements of Section 401(a) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provision for income taxes has been made.

(6)  Party-in-interest Transactions

     The Plan engages in transactions involving the acquisition and disposition of investment funds with Bankers Trust Company, the Trustee, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provision of ERISA and the Internal Revenue Code.

                                                                     (Continued)

                              PITTSBURGH DIVISION
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001

     (7)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for participants per the financial statements to Form 5500:

                                                                     2002            2001
                                                                 ------------    ------------
     Net assets available for participants per the
         financial statements                                    $ 54,974,468      55,878,661

            Less amounts allocated to withdrawing participants           (600)             --
                                                                 ------------    ------------
                     Net assets available for participants
                         per Form 5500                           $ 54,973,868      55,878,661
                                                                 ============    ============

     The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the fiscal year ended:

                                                                        February 28,
                                                                            2002
                                                                        ------------
            Benefits paid to participants per the
                financial statements                                    $  3,834,212
            Add amounts allocated to withdrawing
                participants at February 28, 2002                                600
            Less amounts allocated to withdrawing
                participants at February 28, 2001                                 --
                                                                        ------------
                         Net assets available for participants
                            per Form 5500                               $  3,834,812
                                                                        ============

     Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to February 28, 2002, but not yet paid as of that date.

(8)  Subsequent Event

     On May 24, 2002, the Retirement Committee appointed Bank of New York the successor Trustee and custodian of the Plan's assets. The Plan's assets were transferred to Bank of New York on August 1, 2002.